EXHIBIT 99.1

Trades under the symbol (TSX): PJC.SV.A

Press release

For immediate release

THE JEAN COUTU GROUP ANNOUNCES THE SALE OF THE FORMER ECKERD HEADQUARTERS LOCATED IN LARGO, FLORIDA

Longueuil, Quebec, February 28, 2006 - The Jean Coutu Group (PJC), Inc., the fourth largest drugstore chain in North America, announced that its wholly owned subsidiary, The Jean Coutu Group (PJC) USA, Inc. (which operates under the name Brooks Eckerd Pharmacy), has come to an agreement to sell the former Eckerd headquarters located in Largo, Florida for $24.0 million. The agreement foresees payment upon closing of the transaction, which is scheduled to occur in late March 2006.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,175 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 322 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc.

André Belzile
Senior Vice-President, Finance and Corporate Affairs
(450) 646-9760

Information:	Michael Murray
Director, Investor Relations
(450) 646-9611, Ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206